SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            ELMER'S RESTAURANTS, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     2893932
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           JEFFREY C. WOLFSTONE, ESQ.
                            GREGORY L. ANDERSON, ESQ.
                         LANE POWELL SPEARS LUBERSKY LLP
                       601 S.W. SECOND AVENUE, SUITE 2100
                           PORTLAND, OREGON 97204-3158
                                 (503) 778-2100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 4, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                         (continued on following pages)

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D                Page 2 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Linda Ellis-Bolton

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                  OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -84,847- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -84,847- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              84,847
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                4.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D                Page 3 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Karen K. Brooks

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                  OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -91,062- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -91,062- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              91,062
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                5.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D                Page 4 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Richard P. Buckley

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -84,278- shares
             REPORTING PERSON
                   WITH
                                            ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -84,278- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              84,278
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                4.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D                Page 5 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Thomas C. Connor

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -55,688- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -55,688- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              55,688
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                3.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D                Page 6 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     David D. Connor

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -78,423- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -78,423- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              78,423
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                  |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                4.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D                Page 7 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Stephanie M. Connor

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -39,212- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -39,212- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              39,212
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D                Page 8 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Bruce N. Davis

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -145,603- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -145,603- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                             145,603
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                7.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D                Page 9 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Corydon H. Jensen

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -101,323- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -101,323- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                             101,323
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                5.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 10 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Douglas A. Lee

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -16,595- shares
             REPORTING PERSON
                   WITH
                                            ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -16,595- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              16,595
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                0.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 11 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Debra A. Woolley Lee

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -16,594- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -16,594- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              16,594
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                0.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 12 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     David Mann

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -89,062- shares
             REPORTING PERSON
                   WITH
                                            ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -89,062- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              89,062
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                4.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 13 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Sheila J. Schwartz

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -84,847- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -84,847- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              84,847
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                4.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 14 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Gerald A. Scott

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -40,804- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -40,804- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              40,804
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                2.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 15 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     William W. Service

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A

----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -148,992- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -148,992- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                             148,992
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                7.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 16 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Dennis M. Waldron

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -2,000- shares
             REPORTING PERSON
                   WITH
                                            ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -2,000- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                               2,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                0.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 17 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Gary N. Weeks

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -108,421- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -108,421- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                             108,421
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                5.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 18 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Greg Wendt

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -5,000- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -5,000- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                               5,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                0.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 19 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Richard C. Williams

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -34,092- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -34,092- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              34,092
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                1.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 20 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Dolly W. Woolley

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -39,212- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -39,212- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              39,212
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                2.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 21 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Donald W. Woolley

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -55,687- shares
             REPORTING PERSON
                   WITH
                                            ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -55,687- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              55,687
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                3.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 289393                           13D               Page 22 of 31 Pages
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
                     Donna P. Woolley

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     N/A
----------- --------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X| (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                                                   OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
------------------------------------------- ---------- -------------------------
                NUMBER OF                       7      SOLE VOTING POWER
           SHARES BENEFICIALLY
              OWNED BY EACH                                     -15,685- shares
             REPORTING PERSON
                   WITH                     ---------- -------------------------
                                                8      SHARED VOTING POWER

                                                                -0- shares
                                            ---------- -------------------------
                                                9      SOLE DISPOSITIVE POWER

                                                                -15,685- shares
                                            ---------- -------------------------
                                               10      SHARED DISPOSITIVE POWER

                                                                -0- shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                              15,685
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
            CERTAIN SHARES                                                   |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                0.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON                                         IN
----------- --------------------------------------------------------------------

                            SCHEDULE 13D/A STATEMENT

         This Amendment No. 2 amends and restates the statement on Schedule 13D filed on August 6, 2004, as amended by Amendment No. 1 filed on August 9, 2004 (such filings collectively, the "Original Schedule 13D"), by Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Thomas C. Connor, Bruce N. Davis, Franklin Holdings, LLC, Corydon H. Jensen, Jr., Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, William W. Service, Dennis M. Waldron, Gary N. Weeks, Greg Wendt, Richard C. Williams, Daniel G. Woolley, Donald W. Woolley and Donna P. Woolley. Exhibit B to the Original 13D is hereby incorporated by this reference.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of no par value common stock (the "Common Stock") of Elmer's Restaurants, Inc., an Oregon corporation (the "Company"). The principal executive offices of the Company are located at 11802 S.E. Stark Street, Portland, Oregon 97216.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement of beneficial ownership on Schedule 13D/A is being filed jointly by Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Thomas C. Connor, Bruce N. Davis, Corydon H. Jensen, Jr., Debra A. Woolley Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, William W. Service, Dennis M. Waldron, Gary N. Weeks, Greg Wendt, Richard C. Williams, Dolly W. Woolley, Donald W. Woolley and Donna
P. Woolley (each a "Reporting Person" and collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

o        Linda  Ellis-Bolton,   a  United  States  citizen,  is  an  independent
         investor. The business address for Ms. Ellis-Bolton is 125 Tom Morris Lane, Enterprise, Alabama 36330.

o        Karen K. Brooks, a United States citizen,  is an independent  investor.
         The business address for Ms. Brooks is 700 Delany Woods, Nicholasville, Kentucky 40356.

o Richard P. Buckley, a United States citizen, is an independent real estate investor. From 1999 to 2002, Mr. Buckley served as the President of Cooper's Inc. The business address for Mr. Buckley is 14450 Quaker Hill Cross Road, Nevada City, California 95959.

o David D. Connor, a United States citizen, is a real estate executive and independent investor. Since 1976, Mr. Connor has served as Vice President of 5 C's Properties, Inc. The business address for Mr. Connor is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

o Stephanie M. Connor, a United States citizen, is an independent investor. The business address for Ms. Connor is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

o Thomas C. Connor, a United States citizen, has been a real estate investor since 1974, with investments in several companies engaged in the hospitality or real estate development businesses. Since 1973, Mr. Connor has served as President of Connor Enterprises, Inc. Mr. Connor has also served as a director of numerous privately held companies engaged in the hospitality or real estate development businesses. He has served as a director of Elmer's since 1998. He is also a director of ERI Acquisition Corp. The business address for Mr. Connor is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

o Bruce N. Davis, a United States citizen, has served as the President and Chairman of Board of Directors of Elmer's since August 1998 and as Chief Executive Officer of Elmer's since November 2002. For more than five years prior to joining Elmer's, Mr. Davis was president of three companies engaged in the restaurant business: Jaspers Food Management, Inc. (1993-present), CBW, Inc. (1995-1999), and Oregon Food Management, Inc. (1996-present). He is also a director of ERI Acquisition Corp. The business address for Mr. Davis is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

o Corydon H. Jensen, Jr., a United States citizen, is the president and owner of several multi-unit restaurant and lounge operations, including The Oregon Electric Station Restaurant, Steelhead Brewery, Station Masters, Inc. and McKenzie Brewery Co. Mr. Jensen served as a director of Centennial Bancorp for over twenty years prior to its merger with Umpqua Holding, Inc. Mr. Jensen also serves as director for several privately held companies engaged in the restaurant and lounge business. He has served as a director of Elmer's since 1998. He is also a director of ERI Acquisition Corp. The business address for Mr. Jensen is 11802 S.E. Stark Street, Portland, Oregon 97216.

o Douglas A. Lee, a United States citizen, is a real estate executive and independent investor. Since 1986, Mr. Lee has served as the president and director of Lee Construction Company. The business address for Mr. Lee is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

o David C. Mann, a United States citizen, is an independent investor. The business address for Mr. Mann is 1980 Indian Trail, Lake Oswego, Oregon 97034.

o Sheila J. Schwartz, a United States citizen, is an independent investor. The business address for Mrs. Schwartz is 2390 Lariat Dr., Eugene, Oregon 97405.

o Gerald A. Scott, a United States citizen, has served as Vice President of Elmer's since August 1998. Prior to that, and since November 1995, Mr. Scott served as Vice President of Operations for Jaspers Food Management, Inc. He served from November 1994 to November 1995 as Regional Director of Operations of Macheezmo Mouse Restaurants, Inc. The business address for Mr. Scott is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216.

o William W. Service, a United States citizen, has been the Chief Executive Officer of Jasper's Food Management, Inc. since 1993 and served as the Chief Executive Officer of Elmer's from 1998 until he resigned in November 2002. For more than five years prior to joining Elmer's, Mr. Service was the Chief Executive Officer of three companies engaged in the restaurant business: Jaspers Food Management, Inc, (1993-present), CBW, Inc. (1995-1999) and Oregon Food Management, Inc. (1996-present). Mr. Service has served as a director of Elmer's since 1998. He is also a director of ERI Acquisition Corp. The business address for Mr. Service is 11802 S.E. Stark Street, Portland, Oregon 97216.

 o Dennis M. Waldron, a United States citizen, has served as president of Ruby's Northwest LLC, the Seattle-based multi-unit franchisee for Ruby's Diner in Washington state since 1999. From 1987 to 1997, Mr. Waldron served as President and Chief Executive Officer of Cinnabon International, Inc. He has served as a director of Elmer's since 2003. He is also a director of ERI Acquisition Corp. The business address for Mr. Waldron is 11802 S.E. Stark Street, Portland, Oregon 97216.

 o Gary N. Weeks, a United States citizen, is an entrepreneur from Grass Valley, California. The business address for Mr. Weeks is 12966 Pinewoods Road, Nevada City, California 95959.

 o Greg Wendt, a United States citizen, is an independent investor. The business address for Mr. Wendt is 1 Muir Loop, San Francisco, California 94129.

 o Richard C. Williams, a United States citizen, is a retired banker. Prior to November 2002 he was chairman of Centennial Bancorp. Mr. Williams also serves as a director of Obie Media. He has served as a director of Elmer's since 1998. He is also a director of ERI Acquisition Corp. The business address for Mr. Williams is 11802 S.E. Stark Street, Portland, Oregon 97216.

 o Debra Woolley-Lee, a United States citizen, is a real estate executive and independent investor. Since 1977, Ms. Woolley-Lee has served as assistant secretary and director of Eagle's View Management Company, Inc. The business address for Ms. Woolley-Lee is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

 o Dolly W. Woolley, a United States citizen, is an independent investor. The business address for Ms. Woolley is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

 o Donald W. Woolley, a United States citizen, is a real estate executive and independent investor. Since 1984, Mr. Wooely has served as the Executive Vice President and director of Eagle's View Management Company, Inc. Mr. Woolley has also served as a director of numerous privately held companies engaged in the hospitality, timber and real estate development industries. He has served as a director of Elmer's since 1998. He is also a director of ERI Acquisition Corp. The business address for Mr. Wooley is 11802 S.E. Stark Street, Portland, Oregon 97216.

 o Donna P. Woolley, a United States citizen, is a real estate executive and independent investor. Since 1980, Ms. Woolley has served as President of Eagle's View Management Company, Inc. The business address for Ms. Woolley is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97405.

None of the Reporting Persons have been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that had the result of such person being subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is anticipated that funding for the proposed transaction described in Item 4 will be obtained through third party debt financing currently being negotiated by the Reporting Persons that, together with other funds available to the Reporting Persons, will be sufficient to consummate any such transaction. To the extent any amounts are due or may be paid by the Acquisition Company (as defined in Item 4 below) or the surviving corporation in connection with any such financing following the consummation of the merger described in Item 4 below (for example, funds necessary to consummate the merger and certain transaction fees and expenses), such funds may be paid from generally available working capital of the surviving corporation.

         The Reporting Persons are in negotiations with General Electric Capital Franchise Finance Corporation ("GE Capital") to provide financing for the Acquisition (as that term is defined in Item 4 below). In addition, the Reporting Persons are exploring alternative financing arrangements with other parties in the event the Reporting Persons are unable to negotiate satisfactory financing arrangements with GE Capital.

         The Acquisition Company intends to repay any amounts borrowed in connection with the Acquisition (from GE Capital or any other party) through the generally available corporate funds of the surviving corporation after the consummation of the merger.

         Financing for the Acquisition remains subject to negotiating definitive agreements and the Reporting Persons have no assurances that they will be able to negotiate definitive agreements or obtain a loan from GE Capital or any other lender on terms acceptable to the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

         On August 5, 2004, Mr. Davis, on behalf of the Reporting Persons, submitted a non-binding proposal (the "Proposal"), for a going private transaction to the Company's Board of Directors that, as of November 18, 2004, the

Reporting Persons remain interested in pursuing. Under the Proposal, the Reporting Persons propose to acquire, through a corporation to be formed ("Acquisition Company"), all of the outstanding shares of the Company's Common Stock not currently owned by the Reporting Persons for a price per share of $7.50 payable in cash (the "Acquisition"). The Reporting Persons expect that the Acquisition would be effected through a two-step transaction consisting of (i) a cash tender offer for no less than 90% of the Company's Common Stock or such lesser amount as the Reporting Persons agree (the "Tender Offer") and (ii) a subsequent merger in which the Acquisition Company would merge with and into the Company (with the Company as the surviving entity) and in which any remaining shareholders of the Company who did not participate in the Tender Offer would receive the same consideration in the merger as was paid to shareholders participating in the Tender Offer.

         The Reporting Persons are the holders of approximately 64% of the Company's Common Stock. Mr. Davis is the Chairman of the Board, President and Chief Executive Officer of the Company, Mr. Service is a director and the former Chief Executive Officer of the Company, Mssrs. Jensen, Connor, Waldron, and Williams and Woolley are directors of the Company, Mr. Scott is a Vice President of the Company, and the remainder of the Reporting Persons are current shareholders of the Company.

         The Proposal is subject to a number of conditions, including, among other things (i) a financing contingency (which the Reporting Persons may waive), (ii) a non-waivable condition requiring that a majority of the Company's shareholders (excluding, for this purpose, all Reporting Persons and their affiliates) tender their shares, (iii) a condition (which may only be waived by the Acquisition Company) requiring that the Acquisition Company, immediately following the completion of the Tender Offer, hold at least 90% of the Company's Common Stock (inclusive of the Common Stock held by all of the Reporting Persons); and (iv) obtaining any necessary regulatory approvals. The Reporting Persons have no assurances that any or all of the foregoing conditions can or will be satisfied or waived (with respect to those conditions that are waivable).

         Neither the Company nor any of the Reporting Persons are obligated to pursue or to complete the Acquisition. The Reporting Persons reserve the right to modify their proposal in any way as a result of negotiations or to withdraw the Proposal at any time.

         If the proposed Acquisition is completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g) of the Securities Act and the Common Stock would be delisted from NASDAQ.

         Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) The following table sets forth the beneficial ownership of shares of Common Stock of the Company for each person named in Item 2. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Persons in accordance with Rule 13d-4 under the Act.

                                   Amount                                    Shared Voting       Sole          Shared
   Name of Reporting Person     Beneficially  Percentage of    Sole Voting       Power        Dispositive   Dispositive
                                  Owned(1)       Class(2)         Power                          Power         Power
Linda Ellis-Bolton                    84,847            4.6%         84,847             -0-         84,847           -0-
Karen Brooks                          91,062            5.0%         91,062             -0-         91,062           -0-
Richard Buckley                       84,278            4.6%         84,278             -0-         84,278           -0-
David D. Conner                       78,423            4.3%         78,423             -0-         78,423           -0-
Stephanie M. Connor                   39,212            2.1%         39,212             -0-         39,212           -0-
Thomas C. Connor                      55,688            3.0%         55,688             -0-         55,688           -0-
Bruce N. Davis                       145,603            7.6%        145,603             -0-        145,603           -0-
Corydon H. Jensen                    101,323            5.5%        101,323             -0-        101,323           -0-
Douglas A. Lee                        16,595            0.9%         16,595             -0-         16,595           -0-
Debra A. Woolley Lee                  16,594            0.9%         16,594             -0-         16,594           -0-
David Mann                            89,062            4.9%         89,062             -0-         89,062           -0-
Sheila Schwartz                       84,847            4.6%         84,847             -0-         84,847           -0-
Gerald Scott                          40,804            2.2%         40,804             -0-         40,804           -0-
William W. Service                   148,992            7.8%        148,992             -0-        148,992           -0-


                                       26

Dennis M. Waldron                      2,000            0.1%          2,000             -0-          2,000           -0-
Gary Weeks                           108,421            5.9%        108,421             -0-        108,421           -0-
Greg Wendt                             5,000            0.3%          5,000             -0-          5,000           -0-
Richard Williams                      34,092            1.8%         34,092             -0-         34,092           -0-
Dolly W. Woolley                      39,212            2.1%         39,212             -0-         39,212           -0-
Donald W. Woolley                     55,687            3.0%         55,687             -0-         55,687           -0-
Donna P. Woolley                      15,685            0.9%         15,685             -0-         15,685           -0-

                  (1) Includes options to purchase common stock exercisable within 60 days from November 19, 2004. The number of shares that each person named in this table has a right to acquire is as follows: Mr. Thomas C. Connor, 16,476; Mr. Davis, 78,829; Mr. Jensen, 16,476; Mr. Scott, 25,121; Mr. Service,
79,229; Mr. Waldron, 2,000; Mr. Williams, 16,476; and Mr. Donald W. Woolley, 16,476.

                  (2) Based on 1,833,083 shares of Common Stock deemed outstanding as of October 11, 2004 (as reported on the Form 10-Q filed November 18, 2004) as adjusted for each Reporting Person to include outstanding options outstanding exercisable for each Reporting Person (and only with respect to such Reporting Person) within sixty days of November 19, 2004.

         (c) Except as indicated otherwise in the table below, none of the Reporting Persons has effected any transaction in the Company's Common Stock during the past 60 days.

Name of Reporting Person       Date of       Amount of Securities   Price Per   Where/How the Transaction was Effected
                             Transaction           Involved           Share
Richard Buckley               June 30, 2004                    400     $6.70    Open Market/Broker's Transaction
Richard Buckley                July 1, 2004                     34     $6.70    Open Market/Broker's Transaction
Richard Buckley                July 2, 2004                  1,566     $6.70    Open Market/Broker's Transaction
Gary N. Weeks                 July 14, 2004                  1,000    $6.603    Open Market/Broker's Transaction
Thomas C. Connor           November 4, 2004                 39,212       N/A    Pro-rata   distribution   by   Franklin
                                                                                Holdings, LLC
Stephanie M. Connor        November 4, 2004                 39,212       N/A    Pro-rata   distribution   by   Franklin
                                                                                Holdings, LLC
David D. Connor            November 4, 2004                 78,423       N/A    Pro-rata   distribution   by   Franklin
                                                                                Holdings, LLC
Debra A. Lee               November 4, 2004                 15,684       N/A    Pro-rata   distribution   by   Franklin
                                                                                Holdings, LLC
Douglas A. Lee             November 4, 2004                 15,685       N/A    Pro-rata   distribution   by   Franklin
                                                                                Holdings, LLC
Donald W. Woolley          November 4, 2004                 39,212       N/A    Pro-rata   distribution   by   Franklin
                                                                                Holdings, LLC
Donna P. Woolley           November 4, 2004                 15,685       N/A    Pro-rata   distribution   by   Franklin
                                                                                Holdings, LLC
Dolly W. Woolley           November 4, 2004                 39,212       N/A    Pro-rata   distribution   by   Franklin
                                                                                Holdings, LLC

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:        Joint Filing Agreement dated November 19, 2004, by
                           and between the Reporting Persons.
         Exhibit B:        Proposal to Company  dated August 5, 2004  (Exhibit B
                           to the Original 13D filed on August 6, 2004 is hereby incorporated by reference.)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2004


                                       /s/ Linda E. Bolton
                                       -----------------------------------------
                                       Linda E. Bolton


                                       /s/ Karen K. Brooks
                                       -----------------------------------------
                                       Karen Brooks


                                       /s/ Richard P. Buckley
                                       -----------------------------------------
                                       Richard Buckley


                                       /s/ David D. Connor
                                       -----------------------------------------
                                       David D. Connor


                                       /s/ Stephanie M. Connor
                                       -----------------------------------------
                                       Stephanie M. Connor


                                       /s/ Thomas C. Connor
                                       -----------------------------------------
                                       Thomas C. Connor


                                       /s/ Bruce N. Davis
                                       -----------------------------------------
                                       Bruce N. Davis


                                       /s/ Corydon H. Jensen
                                       -----------------------------------------
                                       Corydon H. Jensen


                                       /s/ Debra A. Woolley Lee
                                       -----------------------------------------
                                       Debra A. Woolley Lee


                                       /s/ Douglas A. Lee
                                       -----------------------------------------
                                       Douglas A. Lee


                                       /s/ David C. Mann
                                       -----------------------------------------
                                       David Mann


                                       /s/ Gerald A. Scott
                                       -----------------------------------------
                                       Gerald Scott

                                       /s/ Sheila J. Schwartz
                                       -----------------------------------------
                                       Sheila Schwartz


                                       /s/ William W. Service
                                       -----------------------------------------
                                       William W. Service


                                       /s/ Dennis M. Waldron
                                       -----------------------------------------
                                       Dennis Waldron


                                       /s/ Gary N. Weeks
                                       -----------------------------------------
                                       Gary Weeks


                                       /s/ Greg Wendt
                                       -----------------------------------------
                                       Greg Wendt


                                       /s/ Richard C. Williams
                                       -----------------------------------------
                                       Richard Williams


                                       /s/ Dolly W. Woolley
                                       -----------------------------------------
                                       Dolly W. Woolley


                                       /s/ Donald W. Woolley
                                       -----------------------------------------
                                       Donald W. Woolley


                                       /s/ Donna P. Woolley
                                       -----------------------------------------
                                       Donna P. Woolley

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agree to file jointly the statement on Schedule 13D (including any amendments thereto) with respect to the no par value Common Stock of Elmer's Restaurants, Inc.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate.

         It is understood and agreed that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:  November 19, 2004

                                       /s/ Linda E. Bolton
                                       -----------------------------------------
                                       Linda E. Bolton


                                       /s/ Karen K. Brooks
                                       -----------------------------------------
                                       Karen Brooks


                                       /s/ Richard P. Buckley
                                       -----------------------------------------
                                       Richard Buckley


                                       /s/ David D. Connor
                                       -----------------------------------------
                                       David D. Connor


                                       /s/ Stephanie M. Connor
                                       -----------------------------------------
                                       Stephanie M. Connor


                                       /s/ Thomas C. Connor
                                       -----------------------------------------
                                       Thomas C. Connor


                                       /s/ Bruce N. Davis
                                       -----------------------------------------
                                       Bruce N. Davis


                                       /s/ Corydon H. Jensen
                                       -----------------------------------------
                                       Corydon H. Jensen


                                       /s/ Debra A. Woolley Lee
                                       -----------------------------------------
                                       Debra A. Woolley Lee

                                       /s/ Douglas A. Lee
                                       -----------------------------------------
                                       Douglas A. Lee


                                       /s/ David C. Mann
                                       -----------------------------------------
                                       David Mann


                                       /s/ Gerald A. Scott
                                       -----------------------------------------
                                       Gerald Scott


                                       /s/ Sheila J. Schwartz
                                       -----------------------------------------
                                       Sheila Schwartz


                                       /s/ William W. Service
                                       -----------------------------------------
                                       William W. Service


                                       /s/ Dennis M. Waldron
                                       -----------------------------------------
                                       Dennis Waldron


                                       /s/ Gary N. Weeks
                                       -----------------------------------------
                                       Gary Weeks


                                       /s/ Greg Wendt
                                       -----------------------------------------
                                       Greg Wendt


                                       /s/ Richard C. Williams
                                       -----------------------------------------
                                       Richard Williams


                                       /s/ Dolly W. Woolley
                                       -----------------------------------------
                                       Dolly W. Woolley


                                       /s/ Donald W. Woolley
                                       -----------------------------------------
                                       Donald W. Woolley


                                       /s/ Donna P. Woolley
                                       -----------------------------------------
                                       Donna P. Woolley